UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 3

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Herley Industries, Inc.

(Name of Subject Company (Issuer))

Lanza Acquisition Co.

and

Kratos Defense & Security Solutions, Inc.

(Name of Filing Persons (Offerors))

Common Stock, $0.10 par value
(Title of Class of Securities)

427398102

(CUSIP Number of Class of Securities)

Eric M. DeMarco
President and Chief Executive Officer
Kratos Defense & Security Solutions, Inc.
4820 Eastgate Mall

San Diego, CA 92121
(858) 812-7300
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:

Deyan Spiridonov

Teri O’Brien

Paul, Hastings, Janofsky & Walker LLP

4747 Executive Drive, 12th floor

San Diego, CA 92121

(858) 458-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$296,706,926	$34,447.67

*                                         Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 15,616,154 shares of the Common Stock of Herley Industries, Inc. (representing the number of shares, including common stock outstanding and options) at the tender offer price of $19.00 per share.

**                                  The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by .0001161.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $34,447.67	Filing Party: Kratos Defense & Security Solutions, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: February 25, 2011

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) originally filed with the Securities and Exchange Commission on February 25, 2011, as amended by Amendment No. 1 filed on March 8, 2011 and Amendment No. 2 filed on March 15, 2011, relating to the offer by Lanza Acquisition Co., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Kratos Defense & Security Solutions, Inc., a Delaware corporation (“Kratos”) to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share (collectively, the “Shares” and each, a “Share”), of Herley Industries, Inc., a Delaware corporation (“Herley”) at a purchase price of $19.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 25, 2011 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.  This Amendment is being filed on behalf of Kratos and the Purchaser.

All the information set forth in the Offer to Purchase and Letter of Transmittal: (i) is incorporated by reference herein in response to Items 1 through 9 and Items 11 through 12 of the Schedule TO, (ii) is supplemented by the information specifically provided in this Amendment and (iii) except as otherwise set forth below, remains unchanged.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchaser or in the Schedule TO.

Items 4 and 11

Items 4 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The second paragraph of the subsection captioned “Antitrust Matters.” of Section 15 — “Certain Legal Matters” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“On February 28, 2011, Kratos and Herley each filed a Notification and Report Form for certain Mergers and Acquisitions under the HSR Act in connection with the purchase of the Shares in the Offer and the Merger with the U.S. Federal Trade Commission (the “FTC”) and the U.S. Department of Justice (the “DOJ”). The HSR Act prescribes a 15-day initial waiting period, moved to the next business day if the period would otherwise expire on a weekend or federal holiday, for which early termination was requested. Under the provisions of the HSR Act applicable to the Offer and the Merger, the waiting period under the HSR Act applicable to the purchase of the Shares in the Offer and the Merger expired at 11:59 p.m., New York City time, on March 15, 2011 with no action by either the FTC or the DOJ.  Accordingly, the condition to the Offer relating to the expiration or termination of the applicable waiting period imposed by the HSR Act with respect to the Offer has been satisfied, but the Offer remains subject to the other conditions. See Section 14—“Conditions of the Offer”.  The Merger will not require an additional filing under the HSR Act if the Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer has expired.”

Item 12

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(5)(C)   Press Release issued by Kratos Defense & Security Solutions, Inc. on March 16, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LANZA ACQUISITION CO.

By:	/s/ Deanna H. Lund

Name:	Deanna H. Lund
Title:	Executive Vice President and Chief Financial Officer
Date:	March 16, 2011

KRATOS DEFENSE & SECURITY SOLUTIONS, INC.

By:	/s/ Deanna H. Lund

Name:	Deanna H. Lund
Title:	Executive Vice President and Chief Financial Officer
Date:	March 16, 2011

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of February 25, 2011.*

(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Summary Advertisement published on February 25, 2011.*

(a)(5)(A)

Press Release issued by Kratos Defense & Security Solutions, Inc. on February 7, 2011 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Kratos Defense & Security Solutions, Inc. on February 7, 2011).*

(a)(5)(B)	Press Release issued by Kratos Defense & Security Solutions, Inc. on February 25, 2011.*

(a)(5)(C)	Press Release issued by Kratos Defense & Security Solutions, Inc. on March 16, 2011.

(b)(1)

Commitment Letter, dated February 7, 2011, by and among Kratos Defense & Security Solutions, Inc. and Jefferies Group, Inc., Key Capital Corporation and OPY Credit Corp. (incorporated by reference to Exhibit 10.1 to the Schedule TO-C filed by Kratos Defense & Security Solutions, Inc. on February 7, 2011).*

(d)(1)

Agreement and Plan of Merger, dated February 7, 2011, by and among Kratos Defense & Security Solutions, Inc., Lanza Acquisition, Co. and Herley Industries, Inc. (incorporated by reference to Annex A to the Prospectus Supplement dated February 7, 2011, pursuant to the Registration Statement on Form S-3 of Kratos Defense & Security Solutions, Inc. (File No. 333-161340)).*

(d)(2)	Confidentiality Agreement, dated October 12, 2010, between Herley Industries, Inc. and Kratos Defense and Security Solutions, Inc.*

(d)(3)	Exclusivity Agreement, dated January 19, 2011, between Herley Industries, Inc. and Kratos Defense and Security Solutions, Inc.*

(g)	Not applicable.

(h)	Not applicable.

* Previously Filed